Exhibit 99.13

Ref.: DIR-2024-OUT-00101

To: M. Alex Perry

September 3, 2024

Object: Request for comments regarding alleged events in Afungi from June to November 2021

Dear Sir,

Further to your email to TotalEnergies dated 14 August 2024 regarding alleged atrocities that would have been carried out by Mozambican soldiers at Afungi in northern Mozambique from June to November 2021, you will find hereby the comments of Mozambique LNG on these allegations.

Mozambique LNG would like to clearly state that it has no knowledge of the alleged events described in your “Story Summary” and has never received any information indicating that such events took place.

1)     During the period from April to November 2021, and contrary to your assertion, no Mozambique LNG personnel was present at the Afungi site, which was under the control of the Mozambican public security forces. More specifically:

•	Following the start of the attacks on the city of Palma on 24 March 2021, Mozambique LNG project organized two evacuations by ferry, respectively on 27 and 30 March. Through these ferry evacuations, over 2,500 persons, including both personnel of Mozambique LNG and its contractors and civilians who had taken refuge at the entrance of the Mozambique LNG Project site, were transported to the city of Pemba.

•	All the employees of Mozambique LNG, its contractors and subcontractors were safely evacuated from the Mozambique LNG Project site. Furthermore, Mozambique LNG also evacuated many civilians thanks to its personnel who remained at the site as long as safely possible to keep the port and airport in operation.

•	The last remaining Mozambique LNG personnel were evacuated on 2 April 2021, and on that date the Afungi site was handed over to the Mozambican public security forces.

•	No Mozambique LNG personnel returned to the Afungi site until November 2021.

2)     During the period between April to November 2021, despite having no physical presence in Afungi, Mozambique LNG maintained a close communication with local communities and made over 1,200 phone calls with community leaders, community facilitators and people affected by the project. None of these calls mentioned the alleged events described in your “Story Summary”.

3)     Mozambique LNG is following strict adherence to the Voluntary Principles on Security and Human Rights (VPSHR) notably through the following actions:

•	The implementation of a grievance mechanism. This grievance mechanism was effectively used by local communities in 2021 and is still being used. Despite this mechanism being used by the communities the alleged events were never reported.

•	Carrying out VPSHR trainings for the Mozambican public security forces (at this date more than 5,000 security personnel benefited from those trainings).

•	Access to Justice and remedies to victims promoted via a dedicated MoU between Mozambique LNG and the Ministry of Justice. Within this framework logistic support is being provided to the Minister of Justice to help with the return post crisis in the area of Palma District of judges, prosecutors and also the Legal Aid Board in Palma District.

4) After the attacks in Palma, Mozambique LNG provided emergency aid and humanitarian support to the local communities, through local NGOs. Around 400 tonnes of humanitarian aid was distributed to the affected communities and internally displaced persons (IDPs) after the attacks and throughout 2021. In addition, over 320 tonnes of food were distributed to IDPs in Mocimboa da Praia and Afungi area, and around 200 tonnes of food were distributed to IDP centers in the southern part of the Cabo Delgado province. Also, over 277,000 meals were distributed to vulnerable families in the Palma and Afungi areas. During this period, Mozambique LNG maintained regular communications with the NGOs involved in the community support programs and the alleged events were never raised.

Nevertheless, given the gravity of the allegations, we are taking your message very seriously. We would therefore like to request you to provide all the factual elements, evidential data and supporting material that relate to the account of events that you present.

Finally, we understand that the content of your email dated 14 August 2024 is intended to be the basis for an article to be published by POLITICO. Mozambique LNG reserves its rights should you decide to carry on with such a publication.

Maxime Rabilloud

Managing Director

TotalEnergies EP Mozambique Area1 Limitada

Operator of Mozambique LNG Project

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